Exhibit 99.5

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”) is entered into as of July 31, 2022 by and between Stealth BioTherapeutics Corp, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”) and certain shareholders of the Company listed on Schedule A hereto (each, a “Shareholder” and collectively, the “Shareholders”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, Stealth Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, Stealth Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”) and the Company have, concurrently with the execution of this Agreement, entered into an Agreement and Plan of Merger, dated as of the date hereof (as may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), which provides for, among other things, the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, as of the date of this Agreement, each Shareholder is the Beneficial Owner (as defined below) of the Existing Shares (as defined below) set forth opposite such Shareholder’s name on Schedule A hereto;

WHEREAS, as a condition and inducement to the willingness of the Company to enter into the Merger Agreement and pursue the Merger, the Company has required that each Shareholder agree, and each Shareholder has agreed, upon the terms and subject to the conditions set forth herein, to enter into this Agreement and abide by the covenants and obligations set forth herein;

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Article I

DEFINED TERMS
Section I.1
Defined Terms. The following terms, as used in this Agreement, shall have the meanings set forth below.
(a)
“Action” means any material litigation, suit, claim, action, proceeding or investigation.
(b)
“Additional Shares” means Ordinary Shares, ADSs or other voting share capital of the Company with respect to which the Shareholder acquires Beneficial Ownership after the date of this Agreement (including any Ordinary Shares, ADSs or other voting share capital of the Company issued upon the exercise of any Company Options, Company RSUs or Company Warrants or the conversion, exercise or exchange of any other securities into or for any Ordinary Shares or ADSs or otherwise).

(c)
“ADS” means American depositary share, each representing 12 Ordinary Shares.
(d)
“Affiliates” of a specified person means persons who, directly or indirectly through one or more intermediaries, Control, are Controlled by, or are under common Control with, such specified person.
(e)
“Beneficial Ownership” by a person of any security beneficial ownership as defined in Rule 13d-3 under the Exchange Act and includes ownership by any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise (whether or not in writing), has or shares: (i) voting power which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power which includes the power to dispose, or to direct the disposition, of such security; and shall otherwise be interpreted in accordance with the term “beneficial ownership” as defined in Rule 13d-3 under the Exchange Act; provided that, without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a person will include securities Beneficially Owned by any Affiliates of such person which are Controlled by such person, but no Beneficial Ownership of securities shall be attributed to securities Beneficially Owned by any other person(s) solely by virtue of the fact that such first person may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act with such other person(s). The terms “Beneficially Own,” “Beneficially Owned” and “Beneficial Owner” shall have correlative meanings.
(f)
“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. and the Registrar of Companies of the Cayman Islands are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York and the Cayman Islands.
(g)
“Closing” means the closing of the Merger.
(h)
“Company Options” means each option to purchase Shares under the Share Incentive Plans.
(i)
“Company RSUs” means each outstanding restricted ADS unit issued by the Company pursuant to any Share Incentive Plans that entitles the holder thereof to acquire Ordinary Shares upon the vesting of such award.
(j)
“Company Warrant” means outstanding warrants to purchase Ordinary Shares or ADSs.
(k)
“Control” (including the terms “Controlled by” and “under common Control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract or credit arrangement or otherwise.
(l)
“Covered Shares” means all of the Existing Shares and any Additional Shares.
(m)
“Exchange Act” means the Securities Exchange Act of 1934, as amended.

(n)
“Existing Shares” means with respect to a Shareholder, the Ordinary Shares and ADSs Beneficially Owned by such Shareholder as of the date hereof, as set forth opposite such Shareholder’s name on Schedule A hereto.
(o)
“Governmental Authority” means any nation or government, any agency, self-regulatory body, public, regulatory or taxing authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal.
(p)
“Law” means any statute, law, ordinance, code or any award, writ, injunction, determination, rule, regulation, judgment, decree or executive order.
(q)
“Lien” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.
(r)
“Ordinary Shares” means, ordinary shares, par value US$ 0.0003 per share of the Company.
(s)
“Permitted Transfer” means a Transfer of Covered Shares by any Shareholder to (i) an Affiliate of such Shareholder, (ii) a member of such Shareholder’s immediate family or a trust for the benefit of such Shareholder’s or any member of such Shareholder’s immediate family or (iii) any heir, legatees, beneficiaries and/or devisees of such Shareholder, provided that in each case of (i) to (iii), such transferee agrees to execute, prior to or concurrently with such Transfer, a Joinder Agreement in the form attached hereto as Exhibit A.
(t)
“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.
(u)
“Representatives” means, with respect to any party, such party’s officers, directors, employees, accountants, consultants, financial and legal advisors, agents and other representatives.
(v)
“SEC” means the U.S. Securities and Exchange Commission.
(w)
“Subsidiary” means, with respect to any party, any person of which (x) such party or any other Subsidiary of such party is a general partner or (y) securities representing at least a majority of voting power of such person (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other body performing similar functions with respect to such person) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

(x)
“Third Party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than Parent or any of its Affiliates or Representatives.
(y)
“Transfer” means, directly or indirectly, to sell, transfer, offer, exchange, assign, pledge, encumber, hypothecate or otherwise dispose of (by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other agreement with respect to any sale, transfer, offer, exchange, assignment, pledge, encumbrance, hypothecation or other disposition.
Article II

VOTING; RESTRICTIONS ON TRANSFERS
Section II.1
Agreement to Vote; Exclusivity.
(a)
Each Shareholder hereby irrevocably and unconditionally agrees that at any annual or extraordinary general meeting of the shareholders of the Company and at any other meeting of the shareholders of the Company, however called, including any adjournment, recess or postponement thereof, in connection with any written consent of the shareholders of the Company and in any other circumstance upon which a vote, consent or other approval of all or some of the shareholders of the Company is sought, it shall, and shall cause any holder of record of its Covered Shares to, in each case to the extent that the Covered Shares are entitled to vote thereon or consent thereto:
(i)
appear at each such meeting or otherwise cause all of its Covered Shares to be counted as present thereat in accordance with procedures applicable to such meeting so as to ensure such Shareholder is duly counted for purposes of calculating a quorum and for purposes of recording the result of any applicable vote or consent and respond to each request by the Company for written consent, if any; and
(ii)
vote, or cause to be voted, whether on a show of hands or a poll and whether in person or by proxy, or deliver, or cause to be delivered, a written consent covering, all of its Covered Shares (A) in favor of the approval, adoption and authorization of the Merger Agreement and the approval of the Merger and any other transactions contemplated by the Merger Agreement, (B) in favor of any other matters required to consummate the Merger and any other transactions contemplated by the Merger Agreement, (C) against any Competing Transaction or any other transaction, proposal, agreement or action made in opposition to the Merger or in competition or inconsistent with the Merger, and (D) against any other action, agreement or transaction that is intended to or could prevent, impede, or, in any material respect, interfere with, delay or adversely affect the Merger or any other transactions contemplated by the Merger Agreement or the performance by such Shareholder of its obligations under this Agreement.
(b)
Each Shareholder shall retain at all times the right to vote or consent with respect to such Shareholder’s Covered Shares in such Shareholder’s sole discretion and without any other limitation on those matters, other than those limitations contained in Section 2.1(a).
(c)
The obligations of each Shareholder set forth in this Section 2.1 are irrevocable until the termination of this Agreement in accordance with its terms.

Section II.2
Waiver of Dissenter Rights. Each Shareholder hereby irrevocably and unconditionally waives, and agrees to cause to be waived and to prevent the exercise of, any dissenters’ rights, rights of appraisal and any similar rights relating to the Merger and any other transactions contemplated by the Merger Agreement that such Shareholder or any other person may have by virtue of, or with respect to, any of the Covered Shares.
Section II.3
Merger Treatment of Covered Shares. Each Shareholder hereby acknowledges and agrees that the Covered Shares shall (i) be considered Continuing Shares, which shall not receive any Per Share Merger Consideration or the Per ADS Merger Consideration, under the Merger Agreement, and (ii) continue and survive the Merger and shall thereafter be and represent one validly issued, fully paid and non-assessable ordinary share, par value $0.0003 each, of the Surviving Company in accordance with Section 2.01(c) of the Merger Agreement.
Article III

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SHAREHOLDERS
Section III.1
Representations and Warranties. Each Shareholder represents and warrants to the Company, severally and not jointly, and solely as to itself and its Covered Shares, as of the date of this Agreement and as of the Closing:
(a)
Capacity; Authorization; Validity of Agreement; Necessary Action. Such Shareholder has the legal capacity and all requisite power and authority to execute and deliver this Agreement and perform such Shareholder’s obligations hereunder and to consummate the transactions contemplated by this Agreement (excluding, for the avoidance of doubt, any obligations and transactions under or contemplated by the Merger Agreement that are not set forth in this Agreement). This Agreement has been duly authorized (if applicable), executed and delivered by such Shareholder and, assuming this Agreement constitutes a valid and binding obligation of the Company, constitutes a legal, valid and binding agreement of such Shareholder enforceable against such Shareholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (regardless of whether considered in a proceeding in equity or at law).
(b)
Ownership. Except as otherwise indicated on Schedule A hereto, such Shareholder is the sole Beneficial Owner of and has good and valid title to the Existing Shares set forth opposite its name in Schedule A hereto, free and clear of any Liens, other than any Liens pursuant to this Agreement, or arising under the memorandum or articles of association of the Company and transfer restrictions imposed by generally applicable securities Laws. As of the date of this Agreement, subject to the last sentence of this Section 3.1(b), such Shareholder’s Existing Shares listed in Schedule A hereto constitute all of the Ordinary Shares, ADSs, Company Options, Company RSUs and Company Warrants (and any other options or other securities convertible, exercisable or exchangeable into or for any Ordinary Shares or ADSs) Beneficially Owned or owned of record by such Shareholder. Except as otherwise indicated on Schedule A hereto, such Shareholder is and will be the sole record holder and Beneficial Owner of the Covered Shares (unless such Covered Shares are Transferred via a Permitted Transfer) and has (i) the sole voting power, (ii) the sole power of disposition and (iii) the sole power to agree to all of the matters set forth in this Agreement with respect to the Covered Shares. Such Shareholder has not granted any proxy inconsistent with this Agreement that is still effective or entered into any voting or similar agreement, in each case with respect to any of such Shareholder’s Existing Shares and with respect to all of the Covered Shares Beneficially Owned by the Shareholder at all times through the consummation of the Merger. As of the date of this Agreement, such Shareholder owns the Company Options, Company RSUs and Company Warrants set forth opposite such Shareholder’s name in Schedule A hereto.
(c)
Non-Contravention; No Conflicts. Except as would not, individually or in the aggregate, be expected to materially delay timely performance of its obligations hereunder, (i) other than compliance with its obligations under Section 13(d) or any other applicable requirements under the Exchange Act, no filing or notice by such Shareholder with or to any Governmental Authority, and no authorization, consent, permit or approval from any Governmental Authority or any other person is necessary for the execution and delivery of this Agreement by such Shareholder or the performance by such Shareholder of such Shareholder’s obligations herein, (ii) the execution and delivery of this Agreement by such Shareholder do not, and the performance by such Shareholder of such Shareholder’s obligations under this Agreement and the consummation by such Shareholder of the transactions contemplated by this Agreement (excluding, for the avoidance of doubt, any obligations and transactions under or contemplated by the Merger Agreement that are not set forth in this Agreement), will not (1) conflict with, or result in any violation or breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or loss of any material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon such Shareholder’s assets or properties under, any provision of (A) any contract, agreement or other instrument to which the Shareholder is party or by which any of such Shareholder’s assets or properties is bound, or (B) any judgment, order, injunction, decree or Law applicable to such Shareholder or such Shareholder’s assets or properties or (2) other than compliance with its obligations under Section 13(d) or any other applicable requirements under the Exchange Act, require any consent of, registration, declaration or filing with, notice to or permit from any Governmental Authority.
(d)
No Inconsistent Agreements. Except for this Agreement, such Shareholder has not: (i) entered into any contract, agreement or other instrument, voting agreement, voting trust or similar agreement with respect to any of the Covered Shares, (ii) granted any irrevocable proxy, consent or power of attorney with respect to any of the Covered Shares or (iii) taken any action that would constitute a breach hereof, make any representation or warranty of such Shareholder set forth in this Article III untrue or incorrect in any material respect or have the effect of preventing or disabling such Shareholder from performing in any material respect any of its obligations under this Agreement. Such Shareholder understands and acknowledges that the Company and its Affiliates have expended, and are continuing to expend, time and resources in connection with the Merger in reliance upon such Shareholder’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of such Shareholder contained herein.
(e)
No Action. There are no proceedings, claims, actions, suits or governmental or regulatory investigations pending or, to the knowledge of such Shareholder, threatened against such Shareholder that restrict or prohibit (or, if successful, would restrict or prohibit) the performance by Morningside of its obligations under this Agreement.
(f)
Opportunity of Inquiry. Such Shareholder has been afforded the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, Representatives of the Company and its Affiliates concerning the terms and conditions of the transactions contemplated hereby and such Shareholder acknowledges that it has been advised to discuss with its own counsel the meaning and legal consequences of such Shareholder’s representations and warranties in this Agreement and the transactions contemplated hereby.
Article IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Section IV.1
Representations and Warranties. The Company represents and warrants to each Shareholder that as of the date of this Agreement and as of the Closing:
(a)
Capacity; Authorization; Validity of Agreement; Necessary Action. The Company is duly organized, validly existing and in good standing under the Laws of the Cayman Islands and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by the Company, and, assuming due authorization, execution and delivery by each of the Shareholders, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law);
(b)
Non-Contravention; No Conflicts. Except for the applicable requirements of the Exchange Act and Laws of the Cayman Islands, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of the Company for the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, and (ii) neither the execution, delivery or performance of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the provisions hereof shall (A) conflict with or violate any provision of the organizational documents of the Company or (B) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of its properties or assets; and
(c)
No Action. As of the date hereof, there is no Action pending against the Company, or to the knowledge of the Company, threatened against the Company or any other person that restricts or prohibits (or, if successful, would restrict or prohibit) the performance by the Company of its obligations under this Agreement.
Article V

ADDITIONAL COVENANTS
Section V.1
Prohibition on Transfer.

(a)
Subject to the terms of this Agreement, each Shareholder covenants and agrees not to Transfer any of its Covered Shares, or any voting right or power (including whether such right or power is granted by proxy or otherwise) or economic interest therein, unless such Transfer (i) is a Permitted Transfer, or (ii) has been previously approved in writing by the Company (such approval not to be unreasonably withheld, conditioned or delayed). Any attempted Transfer of shares or any interest therein, in violation of this Section 5.1 shall be null and void.
(b)
With respect to each Shareholder, this Agreement and the obligations hereunder shall attach to the Covered Shares and shall be binding upon any person to which legal or Beneficial Ownership shall pass, whether by operation of Law or otherwise, including, the Shareholder’s successors or assigns. No Shareholder may request that the Company or the Company’s depositary bank register the Transfer of (book-entry or otherwise) any or all of the Covered Shares (whether represented by a certificate or uncertificated), unless such Transfer is made in compliance with this Agreement. Notwithstanding any Transfer of Covered Shares, the transferor shall remain liable for the performance of all of the obligations of the Shareholder under this Agreement.
Section V.2
Additional Shares. Each Shareholder covenants and agrees to notify the Company in writing of the number of Additional Shares to which the Shareholder acquires Beneficial Ownership after the date hereof as soon as practicable, but in no event later than five (5) Business Days, after such acquisition. Any such Additional Shares shall automatically become subject to the terms of this Agreement and shall constitute Covered Shares for all purposes of this Agreement.
Section V.3
No Inconsistent Agreements. Without the prior written consent of the Company, no Shareholder shall (a) enter into any contract or other instrument, option or other agreement (except this Agreement) with respect to, or consent to, a Transfer of, any of the Covered Shares, Beneficial Ownership thereof or any other interest therein, (b) create or permit to exist any Lien that could prevent such Shareholder from voting the Covered Shares in accordance with this Agreement or from complying in all material respects with the other obligations under this Agreement, other than any restrictions imposed by applicable Law on such Covered Shares, (c) enter into any voting or similar agreement (except this Agreement) with respect to the Covered Shares or grant any proxy, consent or power of attorney with respect to any of the Covered Shares (other than as contemplated by Section 2.1(a) hereof) or (d) take any action, directly or indirectly, that would or would reasonably be expected to (i) result in a breach hereof, (ii) make any representation or warranty of the Shareholder set forth in Article III untrue or incorrect in any material respect or (iii) prevent, impede or materially delay the performance by such Shareholder of its obligations under, or compliance by such Shareholder with the provisions of, this Agreement.
Article VI

TERMINATION

This Agreement, and the obligations of the parties hereunder (including, without limitation, Article II hereof), shall terminate and be of no further force or effect immediately upon the earlier to occur of (a) the Closing and (b) the date of termination of the Merger Agreement in accordance with its terms; provided, that this Article VI and Article VII shall survive any termination of this

Agreement. Nothing in this Article VI shall relieve or otherwise limit any party’s liability for any breach of this Agreement prior to the termination of this Agreement.

Article VII

MISCELLANEOUS
Section VII.1
Notices. All notices and other communications hereunder shall be in writing in the English language and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or e-mail, upon written confirmation of receipt by facsimile or e-mail, (b) on the first Business Day following the date of dispatch if delivered utilizing a next‑day service by a recognized next-day courier, or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail (return receipt requested, postage prepaid). All notices hereunder shall be delivered to the addresses set forth below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7.1):
(i)
If to Stealth BioTherapeutics Corp:

c/o Intertrust Corporate Services (Cayman) Limited
One Nexus Way, Camana Bay
Grand Cayman KY1-9005 Cayman Islands

with a copy to (which alone shall not constitute notice):

Wilmer Hale LLP

7 World Trade Center

250 Greenwich Street

New York, NY 10007

Attention: Rosemary Reilly

Email: Rosemary.Reilly@wilmerhale.com

(ii)
If to a Shareholder, at the address set forth opposite such Shareholder’s name on Schedule A hereto.
Section VII.2
Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.
Section VII.3
Entire Agreement. This Agreement constitutes the entire agreement and understanding among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Section VII.4
Specific Performance. Each party acknowledges and agrees that monetary damages would not be an adequate remedy in the event that any covenant or agreement in this Agreement is not performed in accordance with its terms, and therefore agrees that, in addition to and without limiting any other remedy or right available to the parties and the Company, each party and the Company will have the right to an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof. Each party agrees not to oppose the granting of such relief in the event a court determines that such a breach has occurred, and to waive any requirement for the securing or posting of any bond in connection with such remedy. All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by a party or the Company shall not preclude the simultaneous or later exercise of any other such right, power or remedy by a party or the Company.
Section VII.5
Amendments; Waivers. At any time prior to the termination of this Agreement, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each Shareholder and the Company, or in the case of a waiver, by the party against whom the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by a party hereto or the Company in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.
Section VII.6
Governing Law; Dispute Resolution; Jurisdiction. This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof. All actions arising under the Laws of the State of New York out of or relating to this Agreement shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York, provided, however, that if such federal court does not have jurisdiction over such action, such action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York. Each of the parties hereto agrees that mailing of process or other papers in connection with any such action in the manner provided in Section 7.1 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby (a) submits to the exclusive jurisdiction of any of the above-named courts for the purpose of any action arising under the Laws of the State of New York out of or relating to this Agreement brought by any party hereto and (b) irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason other than the failure to serve process in accordance with this Section 7.6, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the action in such court is brought in an inconvenient forum, (B) the venue of such action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each party hereto hereby irrevocably and unconditionally waives to the fullest extent permitted by applicable Laws any right it may have to trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement.
Section VII.7
No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.
Section VII.8
Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.
Section VII.9
No Presumption Against Drafting Party. Each of the parties to this Agreement acknowledges that it has been represented by independent counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.
Section VII.10
Counterparts. This Agreement may be executed in two or more consecutive counterparts (including by facsimile or email pdf format), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, email pdf format or otherwise) to the other parties.

[Signature Pages to follow]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

For and on behalf of

MORNINGSIDE VENTURE (I) INVESTMENTS LIMITED

By: /s/ Jill Marie Franklin

Name: Jill Marie Franklin

Title: Authorized Signature

By: /s/ Frances Anne Elizabeth Richard

Name: Frances Anne Elizabeth Richard

Title: Authorized Signature

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

For and on behalf of

Season Pioneer Investments Limited

By: /s/ Jill Marie Franklin

Name: Jill Marie Franklin

Title: Authorized Signature

By: /s/ Frances Anne Elizabeth Richard

Name: Frances Anne Elizabeth Richard

Title: Authorized Signature

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

For and on behalf of

Equal Talent Investments Limited

By: /s/ Jill Marie Franklin

Name: Jill Marie Franklin

Title: Authorized Signature

By: /s/ Frances Anne Elizabeth Richard

Name: Frances Anne Elizabeth Richard

Title: Authorized Signature

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

Stealth BioTherapeutics Corp

By: /s/ Irene P. McCarthy

Name: Irene P. McCarthy

Title: Chief Executive Officer

SCHEDULE A

Shareholder	Address	Existing Shares	Other Securities
Morningside Venture (I) Investments Limited

c/o Springfield Financial Advisory Limited
22nd Floor Hang Lung Centre

2-20 Paterson Street

Causeway Bay, Hong Kong

Attention: Alice Li, Makim Ma

Email: alice.li@springfld.com, MakimMa@springfld.com

With a copy to:
Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

Attention: Joshua M. Zachariah, Gregg L. Katz and Jean A. Lee

Email: jzachariah@goodwinlaw.com,

gkatz@goodwinlaw.com,

jeanlee@goodwinlaw.com

		Ordinary Shares: 514,672,111.334 ADSs: 115,600*	Company Options: 600,000 Company RSUs: None Company Warrants:224,993,157
Season Pioneer Investments Limited

c/o Springfield Financial Advisory Limited
22nd Floor Hang Lung Centre

2-20 Paterson Street

Causeway Bay, Hong Kong

Attention: Alice Li, Makim Ma

Email: alice.li@springfld.com, MakimMa@springfld.com

With a copy to:
Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

Attention: Joshua M. Zachariah, Gregg L. Katz and Jean A. Lee

Email: jzachariah@goodwinlaw.com,

gkatz@goodwinlaw.com,

jeanlee@goodwinlaw.com

		Ordinary Shares: None ADSs: 3,255,523	Company Options: None Company RSUs: None Company Warrants: None

[Schedule A to Voting and Support Agreement]

Equal Talent Investments Limited

c/o Springfield Financial Advisory Limited
22nd Floor Hang Lung Centre

2-20 Paterson Street

Causeway Bay, Hong Kong

Attention: Alice Li, Makim Ma

Email: alice.li@springfld.com, MakimMa@springfld.com

With a copy to:
Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

Attention: Joshua M. Zachariah, Gregg L. Katz and Jean A. Lee

Email: jzachariah@goodwinlaw.com,

gkatz@goodwinlaw.com,

jeanlee@goodwinlaw.com

	Ordinary Shares: None ADSs: 1,627,810	Company Options: None Company RSUs: None Company Warrants: None
*	ADSs are directly held by Golwyn Capital Appreciation Limited, an Affiliate of Morningside Venture (I) Investments Limited

[Schedule A to Voting and Support Agreement]

JOINDER AGREEMENT

This Joinder Agreement (“Joinder Agreement”) is executed by the undersigned (the “Transferee”) pursuant to the terms of that certain Voting and Support Agreement dated as of [ ], 2022 (the “Agreement”) by and among Stealth BioTherapeutics Corp and the Shareholders named therein. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Agreement.

By the execution of this Joinder Agreement, the Transferee agrees as follows:

(a) Acknowledgment. Transferee acknowledges that Transferee is acquiring certain Covered Shares subject to the terms and conditions of the Agreement.

(b) Agreement. Transferee (i) agrees that the Covered Shares acquired by Transferee shall be bound by and subject to the terms of the Agreement, (ii) hereby adopts the Agreement with the same force and effect as if Transferee were originally a party thereto and (iii) agrees to be subject to the obligations and restrictions of the Shareholder thereunder.

(c) Notice. Any notice required or permitted by the Agreement shall be given to Transferee at the address listed beside Transferee’s signature below.

TRANSFEREE

[ ]
By:
Name:
Title:

Accepted and Agreed:

STEALTH BIOTHERAPEUTICS CORP

By:
Name:
Title:

[Exhibit A to Voting and Support Agreement]